FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                17 December 2003


                                    mmO2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F..X... Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding O2 Active sent to the London Stock Exchange on 17 December 2003 press release

PR0348


MORE THAN ONE MILLION 'O2 ACTIVE' USERS DRIVE DEMAND FOR
RANGE OF MOBILE DATA SERVICES



For release: 17 December 2003


O2 today announced that its O2 Active service is showing strong growth and is being used by more than one million customers (across the O2 group to the end of October. Within 90 day period), representing half of the compatible base. O2 Active is proving instrumental in driving up usage of a variety of mobile data services such as games, ringtones and surfing the Internet from a mobile handset. The number of WAP/content pages downloaded has increased by some 50% since the launch of O2 Active in July 2003, to an industry leading 559 million page impressions across the Group in October. Based on WAP page impressions, O2 records the highest usage of any UK operator. O2 continues to focus on attracting and retaining high value customers who are heavy users of mobile data services.



O2 Active is the branded, colour icon menu that offers customers a simple means to access and navigate a wide range of mobile data and multimedia services, including text, picture messaging, video, games, and surfing the Internet. O2 Active is opening up such services to a broader audience - it is now available on over 30 handsets and, therefore, to more than 2 million O2 subscribers.



Linda Summers, VP Portfolio Marketing at O2, commented: "The impressive growth in the take-up of O2 Active demonstrates that, when services and information of value are made available in a way that is intuitive and easy for customers to understand, then they start to use these services more."



O2 also announced that it is to trial the next phase of O2 Active, powered by
SurfKitchen's revolutionary SurfKit Mobile platform.   It is the first operator
to 'install' its icon driven menu - O2 Active - onto the handset rather than being available over a browser. This will make O2 Active and the on phone menu an integrated experience for the customer bringing together the most popular functions of the phone and services of O2 Active. The handset-based menu streamlines personalisation through the simple selection of ringtones and wallpaper, which is extremely popular with high value 'youth' customers.
Content is updated on a regular basis, and automatically and unintrusively ' pushed' to the customers handset, enabling them to access the latest news, sport and entertainment as well as get ringtones and games in a single 'click'. Next generation O2 Active ensures that customers only pay for the information and services that they actually want.



As with other new mobile data services, such as the recently announced O2 Music and video streaming services, O2 will be trialling this service with existing customers to tailor it for a commercial launch early in 2004. Triallists have been selected from across O2's UK base, including its highly successful online channel, giving them the opportunity to shape the mobile data services of the future.



The trial will run in the UK initially and last for two months. O2 is trialling using the latest Symbian handsets, including the Nokia 6600, as well as more established devices such as the Nokia 7650 and 3650.



Linda Summers, continued: "We are very excited, both by the success of O2 Active to date, and the development of this next phase of the service. We believe that this marks a major breakthrough for customers simplifying their ability to use and buy O2's growing portfolio of data services. We will continue to focus on giving customers the best possible experience."



                                    - ends -


mmO2



mmO2 has 100% ownership of mobile network operators in three companies - the UK, Germany and Ireland - as well as leading mobile Internet portal business. All of these businesses are branded as O2. Additionally, the company has operations on the Isle of Man (Manx Telecom) and owns O2 Airwave - an advanced, digital emergency communications service.



mmO2 was the first company in the world to launch and rollout a commercial GPRS (or 2.5G) network and has third generation mobile telephony ("3G") licences in the UK, Ireland and Germany, with commercial service currently planned in all three countries during 2004.



mmO2 has 19.2 million customers and some 12,000 employees; and reported revenues for the year ended 31 March 2003 of GBP4.874 billion. Data represented 19.2% of total service revenues in the quarter ending 30 September 2003.





mmO2 Contacts:

David Nicholas                                     Simon Gordon
Head of Media Relations                            Press Relations Manager
mmO2 plc                                           mmO2 plc

david.nicholas@o2.com                              simon.gordon@o2.com
t: +44 (0) 771 575 9176                            t: +44 (0)771 007 0698

mmO2 press office: 01753 628402





                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 17 December 2003                     By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary